EXHIBIT 99.1

                                                              (FREE TRANSLATION)

Votorantim Celulose e Papel S.A.
CNPJ No. 60.643.228/0001-21
NIRE No. 35.300.022.807

                   Minutes of the Executive Committee Meeting
                           Held on July 11, 2003

Date, time and place - On July 11, 2003, at 10:00 a.m., the executive committee of VOTORANTIM CELULOSE E PAPEL S.A. met, having attended the executive officers signed below, at the headquarters of the company, in the City of Sao Paulo, State of Sao Paulo, at Alameda Santos 1357, 6th floor. The meeting was opened and the following matter was discussed:

Deliberations - To authorize the execution by the Company of (i) the Indenture to be signed by and among Voto-Votorantim Overseas Trading Operations II Limited, a subsidiary of the Company, as the issuer (the "Issuer"); Votorantim Participacoes S.A. ("VPAR"), Cimento Rio Branco S.A. ("CRB") and the Company (jointly with VPAR and CRB, herein the "Guarantors"), as guarantors; and JP Morgan Chase Bank, as trustee; J.P. Morgan Trust Bank Ltd. as principal paying agent and JP Morgan Chase Bank and JP Morgan Bank Luxembourg S.A. as paying agents (ii) the Subscription Agreement to be signed by and among the Issuer; the Guarantors and ABN AMRO BANK NV, as manager; (iii) the Guarantee in the indenture, through which the Company undertakes, severally and jointly with the other Guarantors, to guarantee the compliance by the Issuer of all of its obligations under the US$ 250,000,000.00 Notes to be issued pursuant to the Indenture up to an amount equivalent to 50% (fifty per cent) of the amount due and not paid; and (iv) any other documents necessary to the fulfillment of the above deliberations, including the appointment of attorneys-in-fact for such purpose.

The decision was taken by unanimity of votes.

There had being nothing else to be discussed, the meeting was closed and the present minutes were drawn up and signed by the attending executive officers.

RAUL CALFAT                                 FABIO FARIA
President Officer                           Officer

VALDIR ROQUE                                FRANCISCO F. CAMPOS VALERIO
Officer                                     Officer

SERGIO MARNIO GANDRA VAZ                    LUIZ CARLOS GANZERLI
Officer                                     Officer

NELSON ZANELLA DOS SANTOS
Officer